EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES -OXLEY ACT OF 2002

In connection with the Annual Report of METROGAS S.A. (the "Company") on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Luis Domenech, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

      the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

      the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

      Name: Luis Domenech
      Title: Chief Executive Officer

      Date: June 25, 2003

      A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to MetroGAS S.A. and will be retained by MetroGAS S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

      CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
      AS ADOPTED PURSUANT TO
      SECTION 906 OF THE U.S. SARBANES -OXLEY ACT OF 2002

      In connection with the Annual Report of METROGAS S.A. (the "Company") on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Eduardo Villegas Contte, Chief Financial Officer, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that:

      the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

      the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Name: Eduardo Villegas Contte
Title: Chief Financial Officer

June 25, 2003

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to MetroGAS S.A. and will be retained by MetroGAS S.A. and furnished to the Securities and Exchange Commission or its staff upon request.